UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
(Amendment No. 2)

Under the Securities Exchange Act of 1934

AdCare Health Systems, Inc.

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

00650W300

(CUSIP Number)

Christopher F. Brogdon
Connie B. Brogdon
345 Heards Ferry Road NW
Atlanta, GA 30328-4716
(404) 386-9607
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 6, 2008

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box   ☐.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of  Section 18 of the Securities Exchange Act of 1934 (“Act) or otherwise subject to the liabilities of the that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 00650W300

1.	NAMES OF REPORTING PERSONS Christopher F. Brogdon
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS PF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 500,788
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 500,788
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 500,788
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.2%
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

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CUSIP No. 00650W300

1.	NAMES OF REPORTING PERSONS Connie B. Brogdon
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS PF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 500,788
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 500,788
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 500,788
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.2%
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

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Explanatory Note:

This Amendment No. 2 to Schedule 13D (this “Amendment”) amends and restates, where indicated, the statement on Schedule 13D relating to the Common Stock of the Issuer filed by the Reporting Persons with the Securities and Exchange Commission on April 16, 2008 (the “Initial Statement”), as amended by Amendment No. 1 to Schedule 13D filed by the Reporting Persons with the Securities and Exchange Commission on May 8, 2008 (“Amendment No. 1”).  This Amendment is being made to disclose the acquisition by the Reporting Persons of additional shares of Common Stock and warrants to purchase Common Stock.  Capitalized terms used in this Amendment but not otherwise defined herein have the meanings ascribed to such terms in the Initial Statement.  Except as otherwise set forth herein, this Amendment does not modify any of the information previously reported by the Reporting Persons in the Initial Statement or Amendment No. 1.

Item 3.	Source and Amount of Funds or Other Consideration.

The Reporting Persons acquired beneficial ownership of 26,151 shares of Common Stock and warrants to purchase 42,800 shares of Common Stock for cash in an aggregate amount of $84,733.20 using personal funds available on hand.

Item 5.	Interest in Securities of the Issuer.

(a).-(b).
As of the date of this Amendment, the Reporting Persons held 190,096 shares of Common Stock and warrants to purchase 310,692 shares of Common Stock, which represents approximately 12.2% of the outstanding Common Stock as of April 15, 2008.  The calculation of this percentage is based on 3,786,128 shares of Common Stock outstanding as of April 15, 2008, as disclosed by the Issuer in its Definitive Proxy Statement dated April 25, 2008.

Each of the Reporting Persons may be deemed to beneficially own an aggregate of 500,788 shares of Common Stock, comprised of (i) 54,359 shares of Common Stock held of record by Mr. Brogdon; (ii) 78,292 shares of Common Stock that may be acquired by Mr. Brogdon upon the exercise of presently exercisable warrants held by Mr. Brogdon at an exercise price of $5.40 per share; (iii) 124,737 shares of Common Stock held of record by Ms. Brogdon; (iv) 127,500 shares of Common Stock that may be acquired by Ms. Brogdon upon the exercise of presently exercisable warrants held by Ms. Brogdon at an exercise price of $5.40 per share; (v) 11,000 shares of Common Stock held of record by Ms. Brogdon as custodian for the benefit of the Reporting Persons’ minor child under the Uniform Gift to Minors Act; and (vi) 104,900 shares of Common Stock that may be acquired by Ms. Brogdon upon the exercise of presently exercisable warrants held by Mr. Brogdon as custodian for the benefit of the Reporting Persons’ minor child under the Uniform Gift to Minors Act at an exercise price of $5.40 per share.

The Cover Pages of this Amendment are incorporated herein by reference.

	(c).	The following table sets forth all transactions effected since the filing of Amendment No. 1 by the Reporting Persons with respect to the Common Stock.

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Trade Date	Number of Shares or Warrants Purchased	Purchase Price Per Share or Warrant	How Purchase Effected	Reporting Person
5/8/08*	5,000	$0.322	Open market	Ms. Brogdon
5/13/08	980	$1.600	Open market	Mr. Brogdon
5/14/08	2,900	$1.600	Open market	Mr. Brogdon
5/15/08	856	$1.750	Open market	Mr. Brogdon
5/19/08	2,000	$1.850	Open market	Ms. Brogdon
5/19/08	2,100	$1.900	Open market	Ms. Brogdon
5/19/08	1,115	$1.880	Open market	Ms. Brogdon
5/19/08	2,500	$1.880	Open market	Mr. Brogdon
5/19/08*	500	$0.400	Open market	Mr. Brogdon
5/20/08*	7,700	$0.500	Open market	Ms. Brogdon
5/22/08	4,400	$2.250	Open market	Ms. Brogdon
5/22/08	1,000	$2.250	Open market	Ms. Brogdon**
5/27/08*	1,900	$0.650	Open market	Ms. Brogdon**
5/28/08*	2,000	$0.650	Open market	Ms. Brogdon
5/29/08	3,000	$3.05	Open market	Ms. Brogdon
5/29/08	300	$3.04	Open market	Ms. Brogdon
5/30/08	5,000	$3.25	Open market	Ms. Brogdon
6/2/08*	2,700	$0.52	Open market	Ms. Brogdon
6/2/08*	7,000	$0.64	Open market	Ms. Brogdon
6/4/08*	10,000	$0.64	Open market	Ms. Brogdon
6/4/08*	6,000	$0.60	Open market	Ms. Brogdon
___________________
*	Represents purchase of warrants to purchase shares of Common Stock.
**	Purchased by Ms. Brogdon as custodian for the benefit of the Reporting Persons’ minor child under the Uniform Gift to Minors Act.

(d).	Not applicable.

(e).	Not applicable.

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SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 6, 2008
(Date)

/s/ Christopher F. Brogdon
(Signature)

Christopher F. Brogdon

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 6, 2008
(Date)

/s/ Connie B. Brogdon
(Signature)

Connie B. Brogdon